INVESTMENT ASSOCIATES, INC.
                         Suite 810, 1708 Dolphin Avenue
                                  Kelowna, B.C.
                                 V1Y 9S4 Canada
                            Telephone: (250) 868-8177





                                                               December 29, 2005

VIA EDGAR/MAIL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Ms. Angela J. Halac, Staff Accountant
            Division of Corporation Finance
            ---------------------------------------


Dear Ms. Halac:

            Re:  Investment Associates Inc. (the "Company")
                    - Item 4.01 Form 8-K
                    - File No. 000-28053
                    - Filed on December 16, 2005
            -------------------------------------------------

     Further to your comment letter dated December 20, 2005, we respond as follows:

1. The Company has filed an amended Form 8-K with an updated Exhibit 16 letter from the former accountant.

2. We enclose a statement from the Company dated December 29, 2005, as requested by you.

     Should you have any questions or require further information, please do not hesitate to contact our office.

                                                   Yours truly,

                                                   Investment Associates, Inc.


                                                   Per:     /s/ Steven N. Khan
                                                            -------------------
                                                            Steven N. Khan